UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS ACQUIRES TWO BELGIAN COMPANIES

Arnhem, the Netherlands, October 25, 2006 — ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, today announced the acquisitions of two Belgian companies. The acquisitions involve the environmental company ECOLAS, based in Ghent and Antwerp, and the consulting company BCT, with offices in Liège and Bastogne. Financial details regarding the acquisitions were not disclosed. Both companies will become part of ARCADIS Belgium, the Belgian subsidiary of ARCADIS, which after these acquisitions is a leading company in Belgium, with in total around 750 employees.

ECOLAS, with annual gross revenues of € 6 million and 60 employees, is specialized in environmental services. The acquisition of ECOLAS is fully in line with the global environmental strategy of ARCADIS focused on offering multinational companies a complete range of environmental services. This acquisition strengthens ARCADIS’ position in the Belgian environmental market. Through its subsidiary EURAS, ECOLAS provides specialized services, such as services in the field of product stewardship. With this service, ARCADIS advises companies about the environmental risks of their products and services. This is a welcome addition to the expertise that the Company gained last year through the acquisition of BBL in the US. Thanks to changing legislation, this market offers excellent growth opportunities.

BCT has 65 employees, gross revenues of € 6 million and offers services that match the Company’s existing Belgian activities. This acquisition is a considerable expansion in the Walloon provinces and provides ARCADIS with a leading position in this part of Belgium. The activities also fit well with services of ARCADIS FALLY, a company acquired two years ago.

Michiel Jaski, member of the Executive Board of ARCADIS comments: “These acquisitions strengthen our position in the Belgian market. ECOLAS fits very well in our environmental strategy and offers further opportunities for strengthening our relationship with our multinational clients. BCT offers a solid regional expansion in the Walloon provinces, and its client base is well spread among the public and private sectors. With this acquisition, we expect to profit especially from increasing investments in this part of Belgium.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:

Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl

For more information contact: Joost Slooten of ARCADIS at +31(26)-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: October 26, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
CEO